Philips announces completion of sale of Set-Top Boxes and Connectivity Solutions businesses to Pace Micro Technology of the UK

Monday, April 21, 2008

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has completed the sale of its Set-Top Boxes (STB) and Connectivity Solutions (CS) businesses, which were part of its Home Networks business unit within its Consumer Lifestyle sector, to U.K.-based technology provider Pace Micro Technology (FTSE: PIC).
Philips received 64.5 million Pace shares, representing a 21.6% shareholding, with an approximate current market value of EUR 75 million. In addition, Philips will receive a total cash payment of EUR 5 million in the coming three years. The transaction will result in a gain of approximately EUR 55 million to be booked in the results of Philips’ Consumer Lifestyle sector in the second quarter of 2008.
Generating revenues of EUR 416 million in 2007, the STB and CS businesses together employ approximately 320 people, predominantly in France, who will transfer to Pace as part of the transaction. The transaction combines the strengths of two leading players in the industry, creating one of the largest set-top-box players in the world at a time when the shift from analog to digital TV is rapidly increasing.

For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel:  +31 20 5977215
Email:  jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

About Pace Micro Technology
Pace Micro Technology plc (pic.l) is a leading technology developer for the global payTV industry. Pace’s main focus is on creating intelligent and innovative products and services that benefit our customers and fuel the development of digital TV. Over the last 25 years, Pace has developed one of the world’s most experienced specialist engineering teams and is now the partner of choice for leading payTV operators across the globe. Pace’s international headquarters are in Saltaire, West Yorkshire, UK, with further offices in the USA, France, India and Hong Kong. For more information on Pace, please visit www.pacemicro.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise